Citigroup Global Markets Inc.

388 Greenwich Street,

New York, NY 10013

China Renaissance Securities (Hong Kong) Limited

Units 8107-08, Level 81

International Commerce Centre

1 Austin Road West, Kowloon

Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

January 19, 2021

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:            Ms. Asia Timmons-Pierce

Ms. Erin Purnell

Ms. Melissa Raminpour

Ms. Effie Simpson

Re:        RLX Technology Inc. (the “Company”) (CIK No. 0001828365)

Registration Statement on Form F-1, as amended (Registration No. 333-251849)

Registration Statement on Form 8-A (Registration No. 001-39902)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Time on January 21, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that approximately 315 copies of the preliminary prospectus of the Company dated January 15, 2021 were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

Citigroup Global Markets Inc.

By:	/s/ Chao Lu
Name:	Chao Lu
Title:	Managing Director

China Renaissance Securities (Hong Kong) Limited

By:	/s/ Ike Song
Name:	Ike Song
Title:	Managing Director

[Underwriters’ Acceleration Request]